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                                                              EXHIBIT 99.(a)(11)

      Compuware Extends Tender Offer for Viasoft, Inc. to October 29, 1999

FARMINGTON HILLS, Mich., Oct. 12/PRNewswire/ -- Compuware Corporation (Nasdaq:
CPWR) announced today that, as provided in the Agreement and Plan of Merger between Compuware and Viasoft, Inc.(Viasoft) dated July 14, 1999, as amended, it has elected to extend the offer of CV Acquisition, Inc., a wholly owned merger subsidiary of Compuware, to purchase all outstanding shares of common stock of Viasoft for $9.00 per share until midnight, New York City time, on Friday, October 29, 1999. As a consequence of the extension of the expiration date, holders of Viasoft common stock may tender or withdraw shares until midnight, New York City time, on Friday, October 29, 1999, unless the offer is further extended. The offer was previously scheduled to expire on October 12, 1999.

This extension is being made to obtain necessary regulatory approval of the ongoing tender offer.

Based on the latest count of tendered shares, approximately 14,298,262 shares of Viasoft common stock, or approximately 80% of common shares outstanding, have been validly tendered and not withdrawn pursuant to the tender offer.

The information agent for the offer is Innisfree M&A, Incorporated, 501 Madison Avenue, New York, NY 10022, telephone 888-750-5834.

Compuware Corporation.

Compuware productivity solutions help 14,000 of the world's largest corporations more efficiently maintain and enhance their most critical business applications. Providing immediate and measurable return on information technology investments, Compuware products and services improve quality, lower costs and increase the speed at which systems can be developed, implemented and supported. Compuware employs approximately 15,000 information technology professionals worldwide. With trailing 12-month revenues of more than $1.7 billion, Compuware is the world leader in client/server development technology. For more information about Compuware, please contact the corporate offices at 800-521-9353. You may also visit Compuware on the World Wide Web at www.compuware.com.

Viasoft, Inc.

Headquartered in Phoenix, Ariz., Viasoft provides sales and professional services through regional offices in the United States, Canada, Australia, Europe and a growing network of international subsidiaries, distributors and resellers. For more information on Viasoft's services and technologies, please visit the company's World Wide Web site at www.viasoft.com.

/CONTACT: Christopher M.F. Norris, Director, Corporate Communications of Compuware Corporation, 248-737-7506; or Mark Schonau, Senior Vice President of Finance & Administration of Viasoft, Inc., 602-808-1090/